

October 10, 2012

Via E-mail
Mr. David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

> **Re:** **Netflix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 000-49802**

Dear Mr. Wells:

We have reviewed your response letter dated July 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1. Please refer to your responses to our prior comments 8 and 9. Based upon these responses, it appears that you intend to expand your discussion and analysis of the operating performance of your segments to include enhanced <u>qualitative</u> disclosures regarding (A) the expenses incurred by each segment and (B) each segment's contribution margin. However, it does not appear that you intend to revise your disclosure to specifically quantify and, as applicable, discuss (a) the absolute amounts recognized for each material component of "cost of revenues and marketing expense" for purposes of discussing your segment results or (b) the absolute amounts recognized for each material component of "cost of revenues" for purposes of discussing your

consolidated results. In this regard, you have stated that you believe your current disclosure complies with the requirements of Item 303(a)(3) of Regulation S-K. Notwithstanding your conclusion, it is not clear to us how readers would be able to fully assess and understand the variances in your reported costs, the trends attributable to those variances, and/or the relationship of the disclosed variances and related costs to each segment's performance and your consolidated results, without understanding the (I) the significance/magnitude of each material component of "cost of revenues and marketing expense" discussed relative to total "cost of revenue and marketing expense" and (II) the magnitude of the variances relative to historically recognized amounts. Therefore, it would appear appropriate to provide quantification (i.e., in terms of absolute dollars) of the prior year and current year amounts recognized for each of the material components of costs of revenues and marketing expense that warrants separate discussion for purposes of understanding your segment and consolidated results. Please revise your disclosure accordingly or advise. Please note that we acknowledge that tabular presentation of the aforementioned information is not required. However, we believe that the use of tables may improve the overall ease of use and clarity of the disclosure. Please provide your proposed expanded disclosure as part of your response.

2. Please refer to your response to our prior comment 9. We note that you have agreed to revise future filings to include quantification of each factor cited as a cause for a material variance in your consolidated results of operations. However, based upon your proposed revised disclosure in your response to our prior comment 7, as well as the disclosure in the Form 10-Q for the quarterly period ended June 30, 2012, it appears that this additional quantification primarily consists of disclosure of the percentage that specific costs (e.g., content acquisition and licensing expense, content delivery expense, marketing expense, etc.) changed at each of your reportable segments, rather than quantification and discussion of factors on an <u>absolute</u> dollar basis. In this regard, we believe that quantification and discussion of the absolute change in the costs incurred by each segment would provide readers with significantly greater insight regarding the extent to which specific factors within each segment have impacted your consolidated costs, consolidated results, and segment results. Please revise your disclosure, accordingly, and provide us with a copy of your proposed revised disclosure as part of your response.

Critical Accounting Policies and Estimates

Content Accounting, page 37

3. Please refer to your responses to our prior comments 19 and 20. Based upon these responses, we believe that it may be appropriate for you to expand your disclosure in "Critical Accounting Policies and Estimates" to clarify that streaming content licenses that do not meet the criteria for asset recognition are aggregated with streaming content licenses that are reported on the balance sheet for purposes of evaluating and measuring impairment. Additionally, we believe that it may be appropriate for you to clarify the

basis upon which streaming content licenses within "geographic regions" will be assessed for purposes of evaluating and measuring impairment – that is, by individual country or aggregation of countries (and the basis for the aggregation). Please revise your disclosure accordingly or advise. Please also consider providing similar disclosure as part of your discussion of "Content Library" in Note 1 (i.e., "Organization and Summary of Significant Accounting Policies") to your annual financial statements.

Financial Statements

Notes to Consolidated Financial Statements

Note 10. Segment Information, page 71

4. Please refer to your response to our prior comment 23. We note that you do not believe that you are required to disclose the assets attributable to each of your segments pursuant to ASC Topic 280-10-50-27, as your company's chief operating decision maker (the "CODM") does not review any measure of segment assets, nor does the CODM consider total assets, content library, or any other measure of financial position in connection with the assessment of segment performance and/or the allocation of resources. In this regard, it is not clear to us how the CODM is able to assess segment performance and/or allocate resources without reviewing any measure of segment assets, given that (A) segment content and the related amortization would appear to be a primary driver of segment performance, (B) the acquisition of/investment in content would appear to be a primary activity for which resources are allocated, (C) you are in the process of transitioning from primarily offering DVD-by-mail services to primarily offering streaming services, and those offerings appear to require different commitments to investments in assets and produce different returns on assets, (D) the acquisition of content would appear to be a core/primary function of your business as you continue to expand into new international markets that require separate streaming content licenses and contracts, and (E) reviews of asset performance, presumably, would be necessary for purposes of assessing potential impairment of your content library. For each of the aforementioned reasons, we also believe that disclosure of segment assets (including content rights) would be meaningful to investors' understanding of each of your segment's performance and results of operations. As such, please reconsider whether it would be appropriate to disclose the assets attributable to each of your segments. If you continue to conclude that this disclosure is not required because the CODM does not review asset information, please provide us with a representative example of the internal financial information regularly provided to your CODM for a reporting period in fiscal 2011 or 2012 to help us better understand the nature of your internal reporting.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief